Docebo Reports Fourth Quarter and Fiscal Year 2020 Results
Annual Recurring Revenue (“ARR”) growth of 57% and positive free cash flow driven by record new logo, upsell and OEM sales
TORONTO, ONTARIO - March 11, 2021 - Docebo Inc. (NASDAQ:DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading AI-powered learning platform, today announced financial results for the three months and fiscal year ended December 31, 2020. All amounts are expressed in US dollars unless otherwise stated.
“The challenges of the pandemic have accelerated a long-term trend towards the adoption of digital learning tools in the enterprise. Companies around the world, and individual departments within, are increasingly turning to Docebo to train their internal employees, partners, and customers,” said Claudio Erba CEO and Founder of Docebo. “In the fourth quarter our growth momentum continued as we once again experienced record new logo, upsell, and OEM sales, driven strong sales execution and the flexibility of our technology platform to adapt to the broad set of learning use cases across industry verticals.”
Added Mr. Erba, “The consistency of our organic sales growth in 2020 with 57% year over year growth in ARR and 54% year over year growth in subscription revenue, alongside positive free cash flow generation, puts us among a select group of the fastest growing global SaaS companies and demonstrates the strength and resiliency of our business model.”
Fourth Quarter 2020 Financial Highlights
•Revenue of $18.8 million, an increase of 53% from the comparative period in the prior year
•Subscription revenue of $16.7 million, representing 89% of total revenue, and an increase of 49% from the comparative period in the prior year
•Gross profit of $15.8 million, or 84% of revenue, a 300 bps improvement from the comparative period in the prior year
•Net loss of $3.7 million, or $0.12 per share, compared to net loss of $3.3 million, or $0.12 per share, for the comparative period in the prior year
•Positive Adjusted EBITDA1 of $0.5 million, or 3% of revenue, compared to ($1.0) million, or (8%) of revenue, for the comparative period in the prior year
•Positive cash flow generated from operating activities of $7.0 million, compared to $(3.5) million for the comparative period in the prior year
•Positive free cash flow1 of $6.6 million compared to $(3.6) million for the comparative period in the prior year
•Completed NASDAQ IPO issuing 3,450,000 common shares from treasury, including 450,000 common shares from the full exercise of the underwriters' over-allotment option, for net proceeds of $154.9 million
1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.
Fiscal Year 2020 Financial Highlights
•Revenue of $62.9 million, an increase of 52% from the comparative period in the prior year
•Subscription revenue of $57.4 million, representing 91% of total revenue, and an increase of 54% from the comparative period in the prior year
•Gross profit of $51.4 million, or 82% of revenue
•Net loss of $7.7 million, or $0.26 per share, compared to net loss of $11.9 million, or $0.49 per share, for the comparative period in the prior year
•Annual Recurring Revenue1,2 as at December 31, 2020 of $74.0 million, an increase of $26.8 million from $47.2 million at the end of the fourth quarter of 2019, or an increase of 57%
•Net Dollar Retention Rate1 as at December 31, 2020 of 108% compared to 105% for the comparative period
•Adjusted EBITDA2 of $(2.2) million, or (4)% of revenue, compared to $(5.6) million, or (13)% of revenue, for the comparative period in the prior year
•Positive cash flow generated from operating activities of $5.2 million, compared to $(4.6) million for the comparative period in the prior year

•Positive free cash flow2 of $3.7 million compared to $(4.9) million for the comparative period in the prior year
•Cash and cash equivalents of $219.7 million as at December 31, 2020 compared to $46.3 million for the comparative period in the prior year
1 Please refer to “Key Performance Indicators” section of this press release.
2 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.
Fourth Quarter 2020 Business Highlights
•Docebo is now used by 2,179 customers, an increase from 1,725 customers at the end of December 31, 2019
•Strong growth in average contract value, calculated as total Annual Recurring Revenue divided by the number of active customers, increasing from $27,362 to $33,953
•Record new logo additions including a customer agreement with Ubisoft to consolidate their training and compliance requirements while introducing social learning and collaborative elements to its global workforce of 18,000 employees
•Record upsell performance including customer expansion agreements with Cisco and Heart and Stroke Foundation of Canada
•Record OEM revenue and record OEM ARR in the fourth quarter
•Recognized as one of Canada's fastest growing technology companies as a winner of Deloitte's Technology Fast 50™ in the category of Enterprise Fast 15 and Deloitte’s Technology Fast 500™
Fourth Quarter and Fiscal Year 2020 Results
Selected Financial Measures

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	16,716	11,247	5,469	48.6%	57,415	37,283	20,132	54.0%
Professional Services	2,040	1,051	989	94.1%	5,502	4,160	1,342	32.3%
Total Revenue	18,756	12,298	6,458	52.5%	62,917	41,443	21,474	51.8%

Gross Profit Margin	15,781	9,991	5,790	58.0%	51,378	33,078	18,300	55.3%
Percentage of Total Revenue	84.1%	81.2%			81.7%	79.8%

Key Business Indicators

	As at December 31,
	2020	2019	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	74.0	47.2	26.8	56.8%
Average Contract Value (in thousands of US dollars)	34.0	27.4	6.6	24.1%
Net Dollar Retention Rate	108%	105%	3%	3%
Customers	2,179	1,725	454	26.3%

Non-IFRS Metrics

	Three months ended December 31,				Fiscal year ended December 31,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA	474	(1,037)	1,511	(145.7)%	(2,224)	(5,589)	3,365	(60.2)%
Free Cash Flow	6,594	(3,553)	10,147	(285.6)%	3,710	(4,948)	8,658	(175.0)%

Conference Call
Management will host a conference call on Thursday, March 11, 2021 at 8:00 am ET to discuss these fourth quarter and fiscal year end results.

To access the conference call, please dial 416-764-8688 or 1-888-390-0546. The audited financial statements for the three months and fiscal year ended December 31, 2020 and Management’s Discussion & Analysis for the same period have been filed on SEDAR at www.sedar.com and on EDGAR www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.
An archived recording of the conference call will be available until March 18, 2021 and for 90 days on our website. To listen to the recording, call 416-764-8677 or 1-888-390-0541 and enter passcode 425413.

Forward-looking Information
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information includes, but is not limited to, statements regarding the Company's business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
•the Company’s ability to execute on its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated

March 10, 2021 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months and fiscal year ended December 31, 2020 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.
Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.
About Docebo

Docebo is redefining the way enterprises learn by applying new technologies to the traditional corporate learning management system market. Docebo provides an easy-to-use, highly configurable learning platform with the end-to-end capabilities designed to make customers, partners, and employees love their learning experience.
For further information, please contact:
Dennis Fong, Investor Relations
(416) 283-9930
investors@docebo.com

Results of Operations
The following table outlines our consolidated statements of loss and comprehensive loss for the following periods:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars, except per share data)	2020	2019	2020	2019
	$	$	$	$
Revenue	18,756	12,298	62,917	41,443
Cost of revenue	2,975	2,307	11,539	8,365
Gross profit	15,781	9,991	51,378	33,078

Operating expenses
General and administrative	5,738	3,798	16,998	13,140
Sales and marketing	6,461	4,933	24,020	18,037
Research and development	3,524	3,002	13,000	9,436
Share-based compensation	302	408	1,619	659
Foreign exchange loss	3,382	820	1,775	922
Depreciation and amortization	460	99	1,231	693
	19,867	13,060	58,643	42,887
Operating loss	(4,086)	(3,069)	(7,265)	(9,809)

Finance expense, net	93	89	130	796
Loss on change in fair value of convertible promissory notes	—	—	—	776
Other income	(20)	(19)	(77)	(76)
Loss before income taxes	(4,159)	(3,139)	(7,318)	(11,305)
Income tax (recovery) expense	(418)	160	336	609
Net loss for the year	(3,741)	(3,299)	(7,654)	(11,914)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(3,037)	(583)	(1,002)	(652)
Item not subsequently reclassified to income:
Actuarial loss	108	80	108	110
	(2,929)	(503)	(894)	(542)
Comprehensive loss	(812)	(2,796)	(6,760)	(11,372)

Loss per share - basic and diluted	(0.12)	(0.12)	(0.26)	(0.49)
Weighted average number of common shares outstanding - basic and diluted	30,044,291	28,046,591	28,934,726	24,363,789

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	December 31, 2020	December 31, 2019	Change	Change
	$	$	$	%
Cash and cash equivalents	219,658	46,278	173,380	374.6%
Total assets	254,606	63,860	190,746	298.7%
Total liabilities	53,938	32,479	21,459	66.1%
Total long-term liabilities	8,211	3,938	4,273	108.5%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures
This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this press release include “Annual Recurring Revenue”, “Adjusted EBITDA” and “Free Cash Flow”.
Key Performance Indicators
We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. All the customer contracts, including those for one-year terms, automatically renew unless cancelled by our customers. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our target on a go-forward basis.
Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. Net Dollar Retention Rate is calculated on a weighted average annual basis by first dividing the Total Contractual Monthly Subscription Revenue at the end of the month by the Total Contractual Monthly Subscription Revenue at the start of the month for the same group of customers.
Annual Recurring Revenue and Net Dollar Retention Rate for the fiscal years ended at December 31, 2020 and 2019, was as follows:

	2020	2019	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	74.0	47.2	26.8	56.8%
Net Dollar Retention Rate	108%	105%	3.0%	2.9%

Adjusted EBITDA
Adjusted EBITDA is used by management as a supplemental measure to review and assess operating performance and, in conjunction with the financial statements, provides a more comprehensive picture of factors and trends affecting our business. Management believes that Adjusted EBITDA is a useful measure of operating performance and our ability to generate cash-based earnings, as it provides a useful view of operating results by excluding the effects of financing and investing activities which removes the effects of interest, depreciation and amortization expenses as non-cash items that are not reflective of our underlying business performance, and other one-time or non-recurring expenses. The Company defines Adjusted EBITDA as net loss excluding taxes (if applicable), net finance expense, depreciation and amortization, loss on change in fair value of convertible promissory notes, loss on disposal of assets (if applicable), share based compensation, transaction related expenses and foreign exchange gains and losses. Management believes that these adjustments are appropriate in making Adjusted EBITDA an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. Adjusted EBITDA does not have a standardized meaning under IFRS and is not a measure of operating income, operating performance or liquidity presented in accordance with IFRS and is subject to important limitations. The Company’s definition of Adjusted EBITDA may be different than similarly titled measures used by other companies.
The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$
Net loss	(3,741)	(3,299)	(7,654)	(11,914)
Finance (income) expense, net(1)	93	89	130	796
Depreciation and amortization(2)	460	99	1,231	693
Income tax expense	(418)	160	336	609
Loss on change in fair value of convertible promissory notes(3)	—	—	—	776
Share-based compensation(4)	302	408	1,619	659
Other income(5)	(20)	(19)	(77)	(76)
Foreign exchange (gain) loss(6)	3,382	820	1,775	922
Transaction related expenses(7)	416	705	416	1,946
Adjusted EBITDA	474	(1,037)	(2,224)	(5,589)

Notes:
(1)Finance expense for the three months and fiscal year ended December 31, 2019 is primarily related to interest and accretion expense on the secured debentures and convertible promissory notes. As these were repaid in October 2019 with the net proceeds from our initial public offering in Canada completed on October 8, 2019 ("TSX IPO"), no further interest expenses on debt have been incurred during the three months and fiscal year ended December 31, 2020. In fiscal 2020 interest income was earned on the net proceeds from the TSX IPO as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on lease obligations.
(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”) and property and equipment.
(3)These costs are related to the change in valuation of our convertible promissory notes from period to period, which is a non-cash expense and is thus not indicative of our operating profitability. These costs should be adjusted for in accordance with management’s view of Adjusted EBITDA as an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. In May 2019, these convertible promissory notes were converted into common shares. There will be no further impact on our results of operations from such convertible promissory notes and the Company does not currently intend to issue any additional convertible promissory notes.
(4)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.
(5)Other income is primarily comprised of rental income from subleasing office space.
(6)These non-cash gains and losses relate to foreign exchange (gain) loss.
(7)These expenses are related to our TSX IPO and initial public offering in the United States completed on December 7, 2020 and include professional, legal, consulting and accounting fees that are non-recurring and would otherwise not have been incurred and are not considered an expense indicative of continuing operations.

Free Cash Flow
Free Cash Flow is defined as cash (used in) from operating activities less additions to property and equipment and intangible assets. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$
Cash flow (used in) from operating activities	7,048	(3,493)	5,155	(4,582)
Additions to property and equipment	(403)	(60)	(1,081)	(366)
Purchase of intangible assets	(51)	—	(364)	—
Free Cash Flow	6,594	(3,553)	3,710	(4,948)